Save Farmer Bros. Commences Solicitation of Proxies for FARM's Upcoming Annual Meeting and Delivers Letter to Stockholders

Urges Stockholders to Vote the <u>WHITE</u> Proxy Card to Elect Save Farmer Bros.' Three Highly Qualified Director Candidates

Believes the Vast Majority of FARM's Talented and Dedicated Employee Base Would Welcome a Change in the Toxic Tone at the Top of FARM

Sets the Record Straight Regarding the Many Fabrications and Misrepresentations It Believes are Contained in FARM's Recent Letter to Stockholders

Continues to Urge the FARM Board to Immediately Commence a Strategic Review Process

Fort Worth, Texas, November 7, 2016 – Save Farmer Bros. announced today that it has filed definitive proxy materials with the Securities and Exchange Commission in connection with its solicitation to elect three highly qualified director candidates to the Board of Directors of Farmer Bros. Co. (NASDAQ:FARM) at the upcoming Annual Meeting scheduled to be held on December 8, 2016.

The full text of Save Farmer Bros.' letter to its fellow stockholders follows and is available for download at www.SaveFarmerBros.com:

IT IS TIME FOR A REFRESH AT FARMER BROS.

THE BOARD MUST BE HELD ACCOUNTABLE FOR YEARS OF POOR CAPITAL ALLOCATION DECISIONS AND ABYSMAL CORPORATE GOVERNANCE PRACTICES

VOTE THE <u>WHITE</u> PROXY CARD TODAY TO ELECT SAVE FARMER BROS.' THREE HIGHLY QUALIFIED NOMINEES WHO ARE TRULY COMMITTED TO EXPLORING ALL REASONABLE OPTIONS AVAILABLE TO MAXIMIZE STOCKHOLDER VALUE



November 7, 2016

Dear Fellow Farmer Bros. Stockholders:

Save Farmer Bros. is a stockholder group led by Carol Farmer Waite and certain other members of the founding family, which is the largest stockholder of Farmer Bros. Co. ("Farmer Bros." or the "Company"). Our goals are to:

- Restore profitable growth,

- Restore a positive corporate culture and reinvigorate employee morale,
- Link executive pay with performance,
- Avoid the loss of key talent, and
- Improve accountability to stockholders through implementing corporate governance best practices.

We believe these are improvements that, if implemented, would benefit all stockholders. Additionally, Save Farmer Bros. is open to the Company exploring all reasonable options available to maximize stockholder value. We hope that by the time you have finished reading this letter, you will recognize our deep-rooted passion and desire to bring back the inspiration, culture, performance and core values that the Farmer family instilled at the Company for over a century. Our highly qualified nominees would be honored and privileged to represent your best interests on the Board of Directors of Farmer Bros. (the "Board"). They stand ready, willing and able to work with Farmer Bros.' dedicated employees to create substantial value for the benefit of all stockholders.

Save Farmer Bros.' Interests Are Directly Aligned With <u>ALL</u> Stockholders

Farmer Bros. is a business that, we believe, has lost its way under its current leadership. We are no longer willing to stand idly by as the Board and management fail to address our significant concerns, as described more fully below, including:

1) **Management's Poor Track Record of Value Creation** – Farmer Bros. is undervalued on a trailing and forward EBITDA basis relative to management's selected peer group.

2) **Management's Poor Operating Performance** – The Company's operating margins are low relative to management's selected peer group, which is likely related to its bloated SG&A expenses, among other factors.

3) **Management's Poor Capital Allocation Decisions** – Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including (i) the investments in the Company's long haul fleet, (ii) the rebranding of the Company's long haul fleet, (iii) the energy sustainability initiative in Torrance, and (iv) the purchase of exorbitantly expensive equipment in Torrance and Houston. If there were any doubt about the questionable nature of these decisions, the fact that Farmer Bros.' return on invested capital is significantly lower than its cost of capital demonstrates how poor these capital allocation decisions have been.

4) **Management's Inability to Instill a Positive Corporate Culture or Improve Sinking Employee Morale** – We have significant concerns regarding the corporate culture at Farmer Bros. under Mr. Keown. The coldhearted manner in which management informed employees of the widespread layoffs has led, we believe, to a workplace environment rife with distrust and acrimony. A Los Angeles Times reporter recently

summed it up as follows: "The corporate culture of hiding behind flacks, intimidating employees and following them out of the building with security guards is reprehensible and cowardly."[1] One only needs to look to recent Glassdoor employee reviews to see the low morale and how little respect employees appear to have for senior management.[2]

5) **The Board's Questionable Corporate Governance** – We do not believe that the Board is representing the long-term interests of its stockholders, as the Board has maintained certain problematic governance practices.

Given the Board and management's failure to address our significant concerns, we have nominated three highly qualified director candidates to stand for election to the Board at the 2016 Annual Meeting of Stockholders ("2016 Annual Meeting"). Notably, two of our director nominees, Tom Mortensen and John Samore, Jr., have deep institutional knowledge of Farmer Bros. while Jennifer Gonzalez Yousef would add deeply relevant sales and human resources experience to the boardroom. Our highly qualified director candidates recognize the employee base as one of Farmer Bros.' greatest strengths and plan to improve the focus and culture of the organization to empower the people and drive success. It starts with the boardroom. In our view, the tone at the top has been toxic and needs to be reset in order to re-establish Farmer Bros.' core values. We must change management's approach away from what we believe to be its current corporate-centric philosophy and inspire a sense of ownership from the top to the bottom of the organization. Our director candidates bring unique and complementary skill sets that we believe will serve Farmer Bros. and all of its stakeholders well.

Do not be misled by any of the Board's attempts to distract you from the real issues at Farmer Bros. through their fabrications and misrepresentations.[3] They say that our nominees "*bring no added value to the Board and lack the necessary qualifications and experience to lead the Company and enhance stockholder value.*"[4]

Yet, as recently as May 2015, Mr. Keown had the following to say about Mr. Mortensen's positive contributions and leadership at Farmer Bros.: "*Tom has been a tremendous leader during his 36 years with Farmer Brothers. During the last several years, he was a key contributor in guiding the Company through serious financial challenges and was instrumental in our performance turnaround. Tom's service and dedication to Farmer Brothers has been a profound example to the organization.*"[5] What has caused Mr. Keown's opinion of Mr. Mortensen to have changed?

Since announcing our director slate, we have also heard from several employees of Farmer Bros. who think very highly of Mr. Mortensen and who would be excited to have him re-join Farmer Bros. in a leadership and oversight capacity during this tenuous time for the Company's workforce.

Vote the <u>WHITE</u> proxy card to elect a slate of directors who are fully committed to taking the steps necessary to improve operating results, reinvigorate the employee base and create value for all of Farmers Bros. stakeholders.

HELP US TAKE THE FIRST STEP IN RESTORING THE CULTURE OF SUCCESS AT FARMER BROS. FOR THE BENEFIT OF ALL STAKEHOLDERS.

****

In September 2016, Save Farmer Bros. highlighted the fact that we could not find any evidence to support Christopher Mottern's claim that he "*is a Certified Public Accountant.*"[6] This is a claim made in the 2013, 2014 and 2015 Farmer Bros. proxy statements.[7] In the Company's recently filed proxy statement, the Board adjusted Mr. Mottern's biography stating that he "*was a Certified Public Accountant*" without providing additional commentary on the change in status.[8] Did Mr. Mottern retire as a Certified Public Accountant this year? If the change is the result of yet another misrepresentation, then we have to question the credibility of the Board.

Mr. Mottern's biography change is not the first time the Board has suddenly changed the status of a purported Certified Public Accountant. In the Company's 2013 proxy statement, the Board claimed that Randy Clark "*is a Certified Public Accountant.*"[9] In the Company's 2014 proxy statement, the Board adjusted Mr. Clark's biography stating that he was a "retired" Certified Public Accountant without providing additional commentary on the change in status.[10] A quick search on CPAVerify.org reveals that Mr. Clark's license as a Certified Public Accountant lapsed in <u>1986</u>.[11] After changing Mr. Clark's misleading biography in 2014, why didn't the Board also change Mr. Mottern's misleading biography? Why has the Board failed to provide any commentary on the changes to Messrs. Clark's and Mottern's biographies?

Even changing Mr. Mottern's biography to "*was a Certified Public Accountant*" might be a misrepresentation. We still cannot find any evidence that Mr. Mottern **ever** was a Certified Public Accountant.[12] **<u>Did Mr. Mottern fabricate a material feature of his resume that is directly relevant to his credentials for service as Chairman of the Audit Committee since joining the Board in 2013?</u>** The misrepresentation of Mr. Mottern as a Certified Public Accountant represents, at best, a reckless lack of care by Mr. Mottern and a failure of diligence – of a fact that is easy to confirm – by the Board. It is also possibly a material and fraudulent misrepresentation made by Mr. Mottern to spruce up his resume and qualification which calls into serious question the validity of the Company's proxy solicitations since 2013.

WE CALL ON THE BOARD TO RELEASE MR. MOTTERN'S DIRECTOR & OFFICER QUESTIONNAIRE IMMEDIATELY SO STOCKHOLDERS CAN UNDERSTAND WHETHER MR. MOTTERN LIED ABOUT BEING A CERTIFIED PUBLIC ACCOUNTANT

<u>IT SHOULDN'T TAKE A PROXY CONTEST FOR THE BOARD TO DO ITS PROPER DUE DILIGENCE ON THE QUALIFICATIONS OF ITS DIRECTORS</u>

**************

**SETTING THE RECORD STRAIGHT**

The Board claims that it is "*executing a <u>thoroughly planned</u> corporate relocation.*"[13]

The **truth** is that the projected costs of the corporate relocation have ballooned by approximately 50%,[14] which does not lend credence to the Board stating that the corporate relocation was "*thoroughly planned,*" in our view.

The Board claims that it has "*<u>enhanced</u> governance.*"[15]

The **truth** is that in the nearly five years that Mr. Keown has been on the Board, the Company <u>still</u> has a staggered board, <u>still</u> does not allow stockholders to call special meeting, or act by written consent and <u>still</u> has dreadful "say-on-pay" results.[16]

The Board claims that Randy Clark was recruited by Guenter Berger and Jeanne Grossman and that Charles Marcy and Christopher Mottern were recruited by Leadership Capital Partners, LLC.[17]

The **truth** is that Mike Keown, yes, the CEO of Farmer Bros., boasts about "*recruiting 3 of 7 new Directors*",[18] which demonstrates terrible corporate governance on the part of the Board, in our view.

The Board states that Richard F. Farmer, Ph.D. "*has publicly stated his support of the Board and management.*"[19] The Board went on to state that: "*The Farmer Bros. Co. Board and management team appreciate the support of Richard Farmer and remain committed to acting in the best interest of the Company and to delivering value to all stockholders.*"

The **truth** is that Mr. Farmer's "*support*" of the Board rings very hollow. If Mr. Farmer believes that the Board is committed to "*delivering value to all stockholders,*" then why did he start selling stock in December 2015?[20] Why did he <u>sell 600,000 shares</u> on May 19, 2016?[21] If Mr. Farmer believes that the Board is "*committed to acting in the best interest of the Company,*" then <u>why does he want to liquidate a substantial amount of the Farmer Bros. stock in the Farmer family trusts?</u>[22] **Why don't Mr. Farmer's actions match his "*support*" for the Board and management?** Is Mr. Farmer using the Board and management to position himself to sell even more Farmer Bros. stock? Or are the Board and management using Mr. Farmer to tighten their grip on the Company? Or is it both? Is Save Farmer Bros. the only one who doesn't have a hidden agenda?

Is Mike Keown Truly Responsible for the Stock Price Performance During His Tenure or Has He Just Been in the Right Place at the Right Time?

Mike Keown enjoys boasting about the Company's total stockholder return during his tenure as CEO.[23] We do not believe he is to credit for the return of the Company's stock price to the same level seen in 2004. Rather, we believe that most of the improvement is because Mr. Keown's tenure started from an artificially depressed baseline, as well as the significant boost to the stock price when an earnings restatement revealed that the earnings prior to his arrival were not as bad as previously reported.[24] The witnessed increases in Farmer Bros.' stock price do not appear to reflect improved operating performance. We firmly believe that superior management and Board leadership would have taken much more advantage of the Company's considerable market opportunities, produced far better operating results, and unlocked much more stockholder value than has Mr. Keown.

We believe the proper way to gauge Mr. Keown's and the Board's performance is to look at valuation. Farmer Bros. is significantly undervalued on both a trailing and forward EBITDA basis, when compared to management's selected peer group.



Source: Capital IQ.
Note: As of unaffected share price date of August 26, 2016.
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company).

In our view, there is a simple explanation for why Farmer Bros. is undervalued by the investment community: Mr. Keown's and the Board's lackluster operating performance, poor capital allocation decisions and numerous corporate governance shortfalls.

Management's Poor Operating Performance

We believe Mr. Keown's and the Board's track record of poor operating performance is clearly demonstrated by the Company's ballooning costs and depressed margins.

The Company's operating margin is lower than most of management's selected peer group.



Source: Capital IQ.
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company).

A major symptom of the problem is the Company's bloated SG&A expense, which, as a percentage of revenue, is the largest among management's selected peer group at 34.5% over the last twelve months.[25] If you add the Company's restructuring costs incurred since announcing that Farmer Bros. was relocating its headquarters to Texas, then the Company's SG&A as a percentage of revenue is even worse— increasing to 38.2% over the last twelve months.[26]

Management's Poor Capital Allocation Decisions

Recently, the Board has made several capital allocation decisions, which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including the investments in the Company's long haul fleet, the rebranding of the Company's long haul fleet, the energy sustainability initiative in Torrance and the purchase of exorbitantly expensive equipment in Torrance and Houston.

We cannot possibly understand what the vision of Mr. Keown and the Board is, as key capital allocation decisions seem to contradict each other. Between 2012 and 2014, the Company invested in mechanical upgrades[27] and a rebranding of the fleet operation.[28] Initially, we believed the rebranding focus appeared to make sense, as it was meant to provide visibility and increase name recognition. However, Mr. Keown inexplicably sold the fleet in 2015 (barely two years after the launch of the new focus) to facilitate a different strategic initiative – the transition to Third Party Logistics ("3PL").[29] It is deeply concerning that Mr. Keown and the Board would exhibit such poor judgment that resulted in a flip-flop on a costly capital allocation decision within only 24 months. This is just one example of how Mr. Keown's and the Board's decision making is all over the place. Indeed, Mr. Keown's history of poor capital allocation decisions leaves us to wonder if even the transition to 3PL was thoroughly and properly analyzed, or will Mr. Keown announce yet another major value destructive and capital intensive strategic pivot in the near term?

Consistent with this theme of poor capital allocation decision making, we believe Mr. Keown and the Board demonstrated their lack of thoroughness when they choose to execute the relocation of the Company's corporate headquarters to Texas, while simultaneously launching its Vendor Management Inventory Initiative, 3PL, selling the assets related to its spice products division and integrating the China Mist acquisition. Any of these corporate events individually would presumably consume much of management's time and energy. The implementation of all five in a relative short time period raises significant concerns as to whether each strategy, and its respective timing, was properly analyzed.

Another example of the Company's unclear direction related to the corporate relocation was the decision to install costly production line equipment in Torrance, California during FY 2012 and FY 2013.[30] Again, why invest stockholders' money only to make significant financial changes not too long thereafter? According to Mr. Keown "*the Torrance facility has <u>over time</u> become outdated and inefficient.…*"[31] *Over time*?! Does Mr. Keown base all of his expensive capital allocation decisions on a 24 month investment horizon? What is his plan for the Torrance equipment installed in FY 2012 and FY 2013 now that the Company is moving to Texas?

The corporate relocation was undertaken to annually save $18 million-$20 million by, among other things, the Company being able recruit greater talent at a lower cost.[32] Has the promised savings actually been <u>realized</u>? In the span of fourteen months, the announced expected costs of the corporate relocation ballooned from a range of $80 million-$90 million to a range of $120 million-$129 million.[33] On top of the skyrocketing costs, we never imagined that the Board's and management's compensation would be greatly increased, despite Texas' widely acknowledged lower cost of living.[34] What do Mr. Keown and the Board have to say to the approximately 300 former Farmer Bros. employees in Torrance who lost their livelihood due to the corporate relocation? Is it that cost cutting only applies to non-executives? What could possibly be the justification for such an increase in compensation? How does this add to the $18 million-$20 million in annual savings that Mr. Keown promised the corporate relocation would create?[35] It seems that despite their acknowledgement of the importance of cost-control, we believe Mr. Keown and the Board are unwilling to sacrifice their bloated salaries and undeserved bonuses.

Mr. Keown's poor capital allocation decisions are clearly demonstrated when comparing the Company's return on invested capital to its cost of capital.



Source: Bloomberg

If Mr. Keown's investments are unable to attain returns in excess of the Company's cost of capital, then it is time to return capital to stockholders.

The Board's Numerous Corporate Governance Shortfalls

According to the Farmer Bros. Corporate Governance Guidelines "*Directors should possess the highest personal and professional ethics, integrity, and values and should be committed to representing the long-term interests of the Company's shareholders.*"[36] We do not believe the Board is actually "*representing the long-term interests*" of stockholders. After nearly half of a decade under Mr. Keown, the Board has failed to implement some of the most basic corporate governance best-practices.

On October 7, 2016, Save Farmer Bros. was shocked to learn that the Board had approved an amendment to the Company's Amended and Restated Employee Stock Ownership Plan (the "ESOP").[37] Prior to this amendment, "*shares that had not been allocated to participant accounts and shares that had been allocated, but for which ESOP participants did not provide voting direction, were voted in proportion to the allocated shares for which the trustee received voting directions.*"[38] Now with this amendment, the trustee will vote several hundreds of thousands of shares at its discretion, as "*the trustee, GreatBanc Trust Company, will exercise independent fiduciary discretion over the voting of unallocated shares and shares for which the trustee receives no directions.*"[39] We had to re-read this disclosure repeatedly, as we could not believe the

Board would so **brazenly** and **unabashedly** change the rules in the middle of a proxy contest. Instead of allowing the stockholders with the most at stake – current and former employees – to have complete say in the direction they want the Company to go, the Board decided to give an entity with no economic interest in the Company, other than remaining trustee of the ESOP, complete control over several hundred thousand votes! Is the Board scared of the Company's employees? Why would the Company make it possible for the trustee to vote against the will of a majority of voting ESOP employees? What is the trustee's methodology for voting these shares?

When it comes to executive compensation, the Board is not successfully aligning the executive compensation program to stockholder demands. This is reflected in the Board's response to the Company's declining "say-on-pay" results. In 2011, 88% of stockholders supported the Company's executive compensation.[40] In 2012, 2013, 2014 and 2015, the "say-on-pay" votes were 63%, 67%, 68% and 60%, respectively.[41] "Say-on-pay" results have dropped to a level that should concern the Board, yet nothing has been done to remedy those poor results, which is apparent by the continued low approval of stockholders.

Ironically, as the Company's "say-on-pay" support has dwindled, since 2011, the annual number of Compensation Committee meetings has nearly doubled.[42] Is the Compensation Committee actually trying to bring compensation more in line with what stockholders are demanding? The following facts should cause all stockholders to question whether Mr. Keown and the Board truly have stockholders' best interests in mind or, rather, are they looking out for their own interests by lining their pockets at stockholders' expense.

Fact: *The base salary for each named executive officer position increased in FY 2016.[43]*

This increase in salary was approved despite the Company's relocation to a lower cost of living area and newer executives having less tenure at Farmer Bros. Again, we note that each named executive officer received a raise, while approximately 300 Torrance-based employees lost their livelihood.

Fact: *The Board limited its transparency when it comes to executive bonus triggers for two years. In FY 2015 and FY 2016, the trigger was not disclosed by the Compensation Committee.[44]*

In the Company's most recent proxy, the Compensation Committee once again disclosed the executive compensation committee triggers.[45] Without pressure from Save Farmer Bros., we are confident executive compensation triggers would have remained confidential.

Fact: *The largest stockholder on the Board was replaced as Compensation Committee Chair after serving in the role for only two years.[46]*

We believe the removal of Jeanne Farmer Grossman, the Board's largest stockholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance. This view is supported by the fact that she was replaced as Chair by one of Mike Keown's own effective appointees, Randy Clark.[47] Also, do you believe it is simply a coincidence that following Ms. Farmer Grossman's removal as Chair, the Compensation Committee began keeping the bonus triggers confidential?[48] We certainly do not.

Fact: *Management received a significant bonus, which was <u>specifically created</u> for FY 2015 despite failing to meet performance targets and worse performance, as compared to FY 2014.[49]*

A special bonus was created under the shroud of all the "hard work" that was done by management for the relocation efforts.[50] Note that prior to Mr. Keown becoming CEO and prior to his effective appointment of directors, the Board did not see it fit to award management a special bonus in FY 2011, another year management failed to meet performance targets.[51]

Fact: *In FY 2015, the Board awarded Mr. Keown 22,862 more stock options than it was authorized to award.[52]*

In response to its limits to authorizing stock options, the Board shockingly created a "New Option" for Mr. Keown, totaling 22,862 shares.[53]

THE TIME FOR CHANGE IS NOW

The 2016 Annual Meeting will provide a unique opportunity for stockholders to reshape the Board into a group that is sufficiently independent of management and is committed to maximizing stockholder value. Even though Farmer Bros. has a classified board structure and only has three directors up for election this year, there is an opportunity to replace a fourth director. Hamideh Assadi has pledged to resign from the Board if one of our nominees, John Samore, Jr., is elected to serve alongside her as a director.[54]

We find it odd that Ms. Assadi's rationale for this pledge is that Mr. Samore, during his prior service as a director of Farmer Bros., took an active interest in investigating the effectiveness of the Company's managers.[55] Isn't that what directors are supposed to do? Perhaps that is not the expectation for the Board's current directors? Regardless, Ms. Assadi's resignation would pave the way for the Nominating and Corporate Governance Committee to identify a director candidate that is sufficiently independent of management and committed to maximizing stockholder value.

Moreover, stockholders cannot wait another three years to send a message to Mike Keown, Charles Marcy and Christopher Mottern that enough is enough.

Vote the WHITE proxy card to send the message that CEO Mike Keown should not have personally recruited directors.[56]

Vote the WHITE proxy card to send the message that Charles Marcy, as a member of the Compensation Committee, should never have made executive compensation triggers confidential.[57]

Vote the WHITE proxy card to send the message that Christopher Mottern, the Chairman of the Audit Committee, should have provided stockholders with an accurate biography from the start, and should not have misrepresented himself as a current Certified Public Accountant.[58]

We note that the Company has yet to provide verification to stockholders that Mr. Mottern, the Chairman of the Audit Committee, was <u>ever</u> a Certified Public Accountant. Can stockholders trust a Board that has not provided verification that one of its directors, a committee Chair no less, did not provide a misleading biography to stockholders?

Save Farmer Bros. has nominated three highly qualified candidates to stand for election to the Board at the 2016 Annual Meeting who will be committed to:
- Instituting governance best practices,
- Restoring board independence,
- Making pragmatic capital allocation decisions,
- Growing revenue,
- Improving margins, and
- Exploring all reasonable options available to maximize stockholder value.

Tom Mortensen – Improving Operating Efficiency
- Mr. Mortensen will bring to the Board his extensive knowledge of coffee, tea and culinary product sales and distribution, deep institutional knowledge of Farmer Bros., long term interest in the success of the Company and process improvement.

John Samore, Jr. – Improving Capital Allocation
- Mr. Samore will bring to the Board his extensive knowledge of business strategy, accounting and taxation, quality and risk management, previous Farmer Bros. board experience and corporate governance expertise.

Jennifer Gonzalez Yousef – Improving Sales Growth
- Ms. Yousef will bring to the Board her deep knowledge of strategy, process improvement, information technology, project management, recruiting, compensation, contract negotiation, employee relations and training, operations management, marketing and consumer branding experience and global sourcing.

We are troubled and, quite frankly, sickened that the Board has chosen to be critical of one of our nominees, Tom Mortensen, for "*not hold[ing] either an undergraduate or advanced college degree.*"[59] Much like the Board's disclosure that they had changed the rules of the ESOP trustee's voting in the middle of a proxy contest, we had to re-read this condescending statement repeatedly for it to sink in that the Board actually wrote it. Never mind Mr. Mortensen's decades of service to Farmer Bros., including serving as a named executive officer. Never mind Mr. Mortensen's service to our country as a member of the armed forces. The Board appears to believe that spending some time in a classroom is what qualifies someone to serve on a board.

We completely disagree. Farmer Bros. is the kind of company where men and women, no matter what their background, should be able to flourish much like Mr. Mortensen did after he completed his service to our country. Is that not the case anymore under current management? The Board might be amazed to learn that Mr. Roy Farmer and the Farmer family leaders did not hold college degrees. Despite not having a college degree, Mr. Farmer was able to increase the value of Farmer Bros.' stock more than 1,500% over a 20-year period.[60]

***************


SETTING THE RECORD STRAIGHT


The Board claims that Save Farmer Bros. "*has deliberately misled stockholders by suggesting that, if elected, the [Save Farmer Bros.] nominees would cause the Company to 'explore all reasonable options to maximize shareholder value.'*" Saying we, Save Farmer Bros., "*deliberately misled stockholders*" is a very strong statement. It is also an extremely ironic statement considering that it is coming from the same board that listed Christopher Mottern as a current Certified Public Accountant for three years without providing any evidence that he had <u>ever</u> held that designation.

The Board went on to rationalize its claim by stating that it believes that Ms. Waite would stand in the way of any strategic option that entailed her selling Farmer Bros. stock. We completely disagree with this assertion. However, instead of getting into a childish tit-for-tat with the Board, we'll just note that the Board's rationalization for their claim is a complete red herring. <u>Save Farmer Bros.' nominees are independent of Ms. Waite</u>, and will continue to be independent of Ms. Waite once they are on the Board. Why did the Board believe otherwise in making its statement? In Mr. Keown's world does he expect the directors that he recruited to always agree with him? That is not how Mr. Mortensen, Mr. Samore and Ms. Gonzalez-Yousef will operate as directors.

Further, we note that despite our request, the Board has yet to announce the formation a special committee comprised of outside, non-employee directors to review strategic alternatives to maximize shareholder value. From our discussions with other shareholders, it appears that this is a course of action that would be supported by the vast majority of unaffiliated shareholders. Do you, as stockholders of Farmer Bros., believe that the Board is truly interested in exploring all reasonable strategic alternatives? Or do you believe that they are more interested in preserving the status quo, which includes ever-increasing executive and director compensation? Once elected, our nominees are committed to the formation of a special committee to review strategic alternatives.

***************

In our view the sad truth is painfully obvious—Farmer Bros., its officers and employees, as well as all stakeholders, need fresh leadership to realize the full potential of our stock price. What we do not need any longer is a CEO and board members who are unresponsive to the needs and concerns of the stockholders, unresponsive to the opportunities for growth, and incapable of creating stockholder value on the basis of operating performance. We have never been more concerned about your company. To be completely frank, what we are seeing and hearing from Mr. Keown and the Board disturbs us deeply. Farmer Bros. has been in existence for over one hundred years because of proper management and cost efficient leadership. Sorry to say, it does not appear that these principles are valued by Mr. Keown. Stockholders deserve better. While our fellow stockholders may not have the same deep familial and emotional connection that we have to Farmer Bros., we are all aligned in the sense that we want to see the Company succeed and our respective investment grow in value.

We are committed to making sure that the Board is doing everything in its power to make the right decisions that will continue to propel this Company on a path to prosperity for decades to come. To that end, it is our firm belief that a refreshment of the Board is necessary to ensure that decades of prosperity indeed happens. Our highly qualified director nominees look forward to helping restore the stockholder-friendly principles and employee-friendly culture that once defined this company that Save Farmer Bros. continues to care so deeply about.

VOTE FOR OUR HIGHLY QUALIFIED DIRECTOR NOMINEES, WHOSE INTERESTS ARE DIRECTLY ALIGNED WITH YOURS, TO RESTORE AND ENHANCE THE VALUE OF YOUR FARMER BROS. INVESTMENT

PLEASE SIGN, DATE AND MAIL THE ENCLOSED <u>WHITE</u> PROXY CARD TODAY FOR ACCOUNTABILITY AND CHANGE AT FARMER BROS.

We look forward to your support at the 2016 Annual Meeting.

Very truly yours,

Carol Farmer Waite
Save Farmer Bros.

Investors with questions on how to vote, please contact:
Okapi Partners LLC
Bruce H. Goldfarb/Patrick McHugh/Charles Garske
info@okapipartners.com
(212) 297-0720 or Toll-Free (855) 305-0857

---

[1] Source: Steve Lopez, "Farmer Brothers leaving the state, in bitter blow to family of workers", Los Angeles Times, February 10, 2015.

[2] Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm.

[3] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[4] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[5] Source: Farmer Bros. company-wide employee and personnel "Organizational Announcement," dated May 18, 2015.

[6] Source: Carol Lynn Farmer Waite Form DFAN 14A, filed September 29, 2016.

[7] Source: Farmer Bros. Form DEF 14A, filed October 28, 2013 (emphasis added); Farmer Bros. Form DEF 14A, filed October 28, 2014 (emphasis added); Farmer Bros. Form DEF 14A, filed October 28, 2015 (emphasis added).

[8] Source: Farmer Bro. Form DEFC 14A, filed October 27, 2016 (emphasis added).

[9] Source: Farmer Bros. Form DEF 14A, filed October 28, 2013 (emphasis added).

[10] Source: Farmer Bros. Form DEF 14A, filed October 28, 2014 (emphasis added).

[11] Source: CPAVerfify.org, as of November 6, 2016.

[12] Source: CPAVerify.org as of September 28, 2016 (emphasis added); California Board of Accountancy; Connecticut Department of Consumer Protection, License Services Division; Delaware Division of Professional Regulation; Hawaii Department of Commerce & Consumer Affairs; Utah Division of Occupational and Professional Licensing; Wisconsin Department of Safety and Professional Services.

[13] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016 (emphasis added).

[14] Source: Farmer Bros. Form 8-K, filed February 5, 2015; Farmer Bros. Form 8-K, filed March 10, 2016.

[15] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016 (emphasis added).

[16] Source: FactSet; Institutional Shareholder Services.

[17] Source: Farmer Bros. Form 8-K, filed September 29, 2016.

[18] Source: www.linkedin.com/in/mike-keown.

[19] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[20] Source: Farmer Bros. Form 4, filed December 10, 2015.

[21] Source: Farmer Bros. Form 4, filed May 20, 2016.

[22] Source: *In the Matter of* Declaration of Trust, dated May 3, 1972, FBO Roy Francis Farmer, Respondent Carol Lynn Farmer Waite's Response to Petition for Instructions to (1) Diversify; (2) Distribute Income; and (3) Construe Term dated July 21, 2015.

[23] Source: www.linkedin.com/in/mike-keown ("Drove 4X stock improvement in 48 months.").

[24] Source: Farmer Bros. Form 8-K filed September 11, 2013.

[25] Source: Capital IQ.

[26] Source: Capital IQ.

[27] Source: Farmer Bros. Q4 2014 Earnings Call held September 9, 2014 ("CapEx in fiscal 2014 included additional investments in our fleet….").

[28] Source: Farmer Bros. Form 10-k filed September 10, 2012 ("Unified brand: We have developed a unified corporate identity for our business nationwide that is reflected in… many of our fleet vehicles….").

[29] Source: Farmer Bros. Form 10-Q filed February 9, 2016 ("In December 2015, the Company announced its plans to replace its long-haul fleet operations with third party logistics ('3PL') and a vendor managed inventory initiative.").

[30] Source: Farmer Bros. Form 8-K, filed December 12, 2012.

[31] Source: Farmer Bros. Q2 2015 Earnings Call, held February 5, 2015 (emphasis added).

[32] Source: Farmer Bros. Q2 2015 Earnings Call, held February 5, 2015.

[33] Source: Farmer Bros. Form 8-K, filed February 5, 2015; Farmer Bros. Form 8-K, filed March 10, 2016.

[34] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015.

[35] Source: Farmer Bros. Form 8-K, filed March 10, 2016.

[36] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015.

[37] Source: Farmer Bros. Form 8-K, filed October 7, 2016.

[38] Source: Farmer Bros. Form 8-K, filed October 7, 2016.

[39] Source: Farmer Bros. Form 8-K, filed October 7, 2016.

[40] Source: Institutional Shareholder Services.

[41] Source: Institutional Shareholder Services.

[42] Source: Farmer Bros. Form DEF 14A, filed October 28, 2011; Farmer Bros. Form DEF 14A, filed October 27, 2016.

[43] Source: Farmer Bros. Form DEF 14A, filed October 27, 2016.

[44] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015; Farmer Bros. Form DEF 14A, filed October 28, 2014.

[45] Source: Farmer Bros. Form DEF 14A, filed October 27, 2016.

[46] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015.

[47] Source: www.linkedin.com/in/mike-keown; Farmer Bros. Form DEF 14A, filed October 28, 2015.

[48] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015; Farmer Bros. Form DEF 14A, filed October 28, 2014.

[49] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015.

[50] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015.

[51] Source: Farmer Bros. Form DEF 14A, filed October 28, 2011.

[52] Source: Farmer Bros. Form 8-K, filed June 8, 2016.

[53] Source: Farmer Bros. Form 8-K, filed June 8, 2016.

[54] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[55] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[56] Source: www.linkedin.com/in/mike-keown.

[57] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015; Farmer Bros. Form DEF 14A, filed October 28, 2014.

[58] Source: Farmer Bros. Form DEF 14A, filed October 28, 2015; Farmer Bros. Form DEF 14A, filed October 28, 2014; Farmer Bros. Form DEF 14A, filed October 28, 2013; CPAVerify.org as of September 28, 2016 (emphasis added); California Board of Accountancy; Connecticut Department of Consumer Protection, License Services Division; Delaware Division of Professional Regulation; Hawaii Department of Commerce & Consumer Affairs; Utah Division of Occupational and Professional Licensing; Wisconsin Department of Safety and Professional Services.

[59] Source: Farmer Bros. Form DEFA 14A, filed October 31, 2016.

[60] Source: Farmer Bros. press release issued April 30, 2003.